Exhibit 21.1

List of Significant Subsidiaries and Consolidated Affiliated Entities of iQIYI, Inc.

Subsidiaries	Place of Incorporation

Beijing QIYI Century Science & Technology Co., Ltd.	PRC

Chongqing QIYI Tianxia Science & Technology Co., Ltd.	PRC

Beijing iQIYI New Media Science & Technology Co., Ltd.	PRC

Qiyi.com HK Limited	Hong Kong

IQIYI Film Group HK Limited	Hong Kong

IQIYI Media Limited	Cayman Islands

IQIYI Film Group Limited	Cayman Islands

Consolidated Affiliated Entities	Place of Incorporation

Beijing iQIYI Science & Technology Co., Ltd.	PRC

Shanghai iQIYI Culture Media Co., Ltd.	PRC

Shanghai Zhong Yuan Network Co., Ltd.	PRC

iQIYI Pictures (Beijing) Co., Ltd.	PRC

Beijing iQIYI Cinema Management Co., Ltd.	PRC